						Exhibit 12.1

COUSINS PROPERTIES INCORPORATED
STATEMENT REGARDING COMPUTATION OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED DIVIDENDS
($ in thousands)

	2012	2011		2010		2009		2008
Earnings:

Loss from continuing operations before taxes, unconsolidated joint ventures and sale of investment properties	$(12,507)	$(118,757)		$(44,622)		$(90,769)		$(9,633)

Add:
Distributed income of equity investees	37,379	8,865		11,394		7,237		23,751
Amortization of capitalized interest	1,001	1,497		2,020		2,821		1,726
Fixed charges	38,673	28,588		37,401		43,722		42,727

Subtract:
Capitalized interest	(1,637)	(600)		-		(3,736)		(14,894)
Preferred Stock Dividends	(12,907)	(12,907)		(12,907)		(12,907)		(14,957)
Earnings	$50,002	$(93,314)		$(6,714)		$(53,632)		$28,720

Fixed charges:

Interest expense	$23,933	$27,784		$37,180		$39,759		$27,602
Capitalized interest	1,637	600		-		3,736		14,894
Interest component of rental expense (30%)	196	204		221		227		231
	25,766	28,588		37,401		43,722		42,727
Preferred stock dividends	12,907	12,907		12,907		12,907		14,957
Fixed charges	$38,673	$41,495		$50,308		$56,629		$57,684

Ratio of Earnings to Fixed Charges	1.94	-	(1)	-	(2)	-	(3)	0.67	(4)
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.29	-	(1)	-	(2)	-	(3)	0.50	(4)

(1) The ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends was less than one-to-one for the year ended December 31, 2011. Additional earnings of $121,902 and $134,809 would have been needed to have a one-to-one ratio of earnings to fixed charges and a one-to-one ratio of earnings to combined fixed charges and preferred stock dividends, respectively.

(2) The ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends was less than one-to-one for the year ended December 31, 2010. Additional earnings of $44,115 and $57,022 would have been needed to have a one-to-one ratio of earnings to fixed charges and a one-to-one ratio of earnings to combined fixed charges and preferred stock dividends, respectively.

(3) The ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends was less than one-to-one for the year ended December 31, 2009. Additional earnings of $97,354 and $110,261 would have been needed to have a one-to-one ratio of earnings to fixed charges and a one-to-one ratio of earnings to combined fixed charges and preferred stock dividends, respectively.

(4) The ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends was less than one-to-one for the year ended December 31, 2008. Additional earnings of $14,007 and $28,964 would have been needed to have a one-to-one ratio of earnings to fixed charges and a one-to-one ratio of earnings to combined fixed charges and preferred stock dividends, respectively.